GPWA, LLC
Statement of Financial Condition
December 31, 2015

Assets

Current assets		
Cash and equivalents	$	24,923
Accounts receivable		26,265
Prepaid expenses		8,700
Total current assets		59,888
Property and equipment		
Office automation equipment		8,442
Accumulated depreciation		(476)
Net property and equipment		7,966
Total assets	$	67,854

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	2,240
Total current liabilities		2,240
Member's equity		65,614
Total liabilities and member's equity	$	67,854

See report of independent registered public accounting firm and notes to financial statements.